SAP AG Dietmar-Hopp-Allee 16 69190 Walldorf Germany T +49 6227 7-47474 F +49 6227 7-57575 www.sap.com

SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf

September 20, 2012

Kathleen Collins Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, DC 20549	Dr. Christoph Hütten Chief Accounting Officer Senior Vice President Corporate Financial Reporting T +49/62 27/7-63475 E christoph.huetten@sap.com.

Re:	SAP Corporation
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 23, 2012
File No. 001-14251

Dear Ms. Collins,

Reference is made to the comments of the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) dated September 14, 2012 relating to SAP AG’s Form 20-F for the fiscal year ended December 31, 2011 filed March 23, 2012. Due to third quarter close activities, SAP hereby requests additional time to respond to such comments. SAP hereby informs the Staff that SAP intends to respond to the Staff’s comments by October 19, 2012.

If you have any questions about the foregoing, please do not hesitate to contact the undersigned at +49 6227 7-63475 or Wendy Boufford at 650-845-5791.

Very truly yours,

/s/ Dr. Christoph Hütten
Dr. Christoph Hütten
Chief Accounting Officer SAP AG

SAP AG

Vorstand: Bill McDermott (Co-CEO), Jim Hagemann Snabe (Co-CEO), Werner Brandt, Angelika Dammann, Gerhard Oswald, Vishal Sikka Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 350269 Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00